Exhibit 3.14
AMENDMENT TO BY-LAWS
OF VIRGIN RIVER CASINO CORPORATION
The undersigned, an Officer of Virgin River Casino Corporation, a Nevada corporation (the “Company”), hereby approves the following Amendment to the By-laws, adopted after proper vote of the Company, to be effective as of January 13, 2009 (the “Effective Date”):
The undersigned adopts and ratifies that the By-laws are hereby amended by adding this Indemnification Clause, as follows:
Indemnification.
Company’s Obligations. The Company shall indemnify and hold harmless each Director, Officer, Manager, employee or agent of the Company (each, a “Covered Person”) to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys’ fees, costs and disbursements), judgments, fines, amounts to be paid under any settlement and other amounts (“Indemnified Costs”) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, regardless of whether the Covered Person is a Covered Person at the time any such Indemnified Cost is paid or incurred, except that no Covered Person shall be entitled to be indemnified in respect of any Indemnified Cost incurred by such Covered Person by reason of such Covered Person’s fraud, gross negligence, willful misconduct or breach of an agreement with the Company; provided, however, that any indemnity under this Section shall be provided out of and to the extent of the Company’s assets only, and no Covered Person shall have any personal liability on account thereof.
Coverage. The indemnification provided by this Section shall be in addition, and not in lieu of, to any other rights to which a Covered Person may be entitled under any agreement with the Company, as a matter of law or equity, or otherwise, both as to an action in the Covered Person’s capacity as a Covered Person and as to an action in another capacity, and shall continue as to a Covered Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of each Covered Person.

Reimbursement. Notwithstanding any other provision of this section, the Company shall pay or reimburse Indemnified Costs incurred by a Covered Person in connection with such Covered Person’s appearance as a witness on behalf of the Company or other participation at the request of the Company in a proceeding involving or affecting the Company at a time when the Covered Person is not a named defendant or respondent in the proceeding.
Expenses; Advances. To the fullest extent permitted by law, the Company shall from time to time advance expenses (including, without limitation, reasonable attorneys’ fees), incurred by a Covered Person in defending any claim, demand, action, suit or proceeding prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be finally determined by a court of competent jurisdiction that the Covered Person is not entitled to be indemnified by the Company.”
Any provisions in the By-laws that are in conflict with the terms of this Amendment are hereby deemed to be no longer in effect and the terms of the Amendment shall control. Any provisions of the By-laws that are not revised by this Amendment shall survive, unchanged, as set forth in the Operating Agreement. The invalidity of unenforceability of any provision in the Amendment shall not affect the validity or enforceability of the remainder of this Amendment or the By-laws.

SECRETARY:
/s/ Robert R. Black, Sr.
Robert R. Black, Sr., Secretary